UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-06217
INTEL CORPORATION 401(k) SAVINGS PLAN
(Full title of the Plan)
INTEL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549
(Address of principal executive office of the issuer)

INTEL CORPORATION 401(k) SAVINGS PLAN
Index to Financial Statements and Exhibits
Item

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
The SERP Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
San Jose, California
June 18, 2007

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Value of interest in the Stable Value Fund, at fair value	$107,320,210	$100,014,181
Investments, at fair value	3,655,594,536	3,165,678,287

Receivables:
Interest and dividends receivable	1,162,192	1,294
Receivable from brokers for securities sold	1,272,059	1,866,721
Employee contributions receivable	8,456,771	9,298,616

Total receivables	10,891,022	11,166,631

Total assets	3,773,805,768	3,276,859,099

Liabilities
Other accrued liabilities	8,468,729	2,074,374

Net assets available for benefits, at fair value	3,765,337,039	3,274,784,725

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund	1,540,511	1,842,907

Net assets available for benefits	$3,766,877,550	$3,276,627,632

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions
Employee contributions	$396,188,551
Net investment income:
Interest and dividend income	186,756,968
Net investment gain from participation in Stable Value Fund	4,454,907
Net realized and unrealized appreciation in fair value of investments	87,390,484

Total net investment income	278,602,359

Total additions	674,790,910

Deductions
Benefits paid to participants and participant withdrawals	183,748,240
Administrative fees	758,670
Transfers to other plan	34,082

Total deductions	184,540,992

Net increase	490,249,918

Net assets available for benefits:
Beginning of year	3,276,627,632

End of year	$3,766,877,550

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire. The Plan was amended to require all employees who become eligible to participate on or after January 1, 2007, to be automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled will initially have 3% of their compensation withheld and deposited in the appropriate LifeStage Fund, which invests in varying percentages of stocks, bonds, and short-term investments based on the participants’ age.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
Mellon Bank, N.A. is the Plan’s trustee, and holds all investments of the Plan and the Intel Corporation Master Trust (the Master Trust).
Administration of the Plan
The Sheltered Employee Retirement Plan (SERP) Administrative Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) is the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions and Participant Accounts
Participant Contributions
Participants may contribute up to 50% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRS limit. As of December 31, 2006, participants could elect to invest in any combination of the 75 different investment options offered under the Plan; however, effective November 1, 2006, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
ESOP Conversion
The Plan was amended effective January 1, 2007, to convert the Intel Stock Fund into an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). A single annuity is paid to those participants based on the combined benefit under the terms of the two plans. There were transfers under this option of $34,082 for the year ended December 31, 2006.
Participant Loans
All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established by the SERP Administrative Committee and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Beginning as of January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-4-1). These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required. FSP AAG INV-1 and SOP 94-4-1 requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. In particular, FSP AAG INV-1 and SOP 94-4-1 affected the presentation of the amounts related to the Plan’s participation in the Stable Value Fund. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
A portion of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, and the Intel Pension Plan. The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3: Master Trust Investment Accounts) based on its respective interest in each master trust investment account. The Plan participates in one such investment account, the Stable Value Fund, along with the Intel Profit Sharing Plan.
The Plan, either directly or through investment in the Stable Value Fund, holds investments in mutual funds, common collective trust funds, debt securities, equity securities and participant loans, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price as established by the fund sponsor based on the fair values of underlying assets in the funds on the last business day of the plan year. Participant loans are valued at their outstanding balances as of the last day of the year, which approximate fair value.
Within the Stable Value Fund, traditional Guaranteed Investment Contracts (GICs) and Variable Synthetic (VS) GICs are stated at estimated fair value, computed using discounted cash flows. Wrapper contracts related to Fixed Maturity Synthetic (FMS) GICs and Constant Duration Synthetic (CDS) GICs also held in the Stable Value Fund are stated at estimated fair value, based on a replacement cost determined by Standish Mellon Asset Management (Standish Mellon), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying assets.
Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
3. Master Trust Investment Accounts
A substantial majority of the Plan’s investments are in various participant-directed investments, included in “Investments, at fair value” in the statements of net assets available for benefits. A significantly smaller portion of the Plan’s investments are in the Stable Value Fund. The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents 85.0% of the net assets available for benefits of the Stable Value Fund at December 31, 2006 and 89.1% at December 31, 2005.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The Stable Value Fund’s net assets available for benefits consisted of the following at:

	December 31,
	2006	2005

Assets
Investments, at fair value:
Common collective trusts	$79,916,975	$71,383,483
Debt securities	33,878,511	30,340,535
Traditional guaranteed investment contracts	9,505,596	10,141,776
Variable synthetic guaranteed investment contracts	2,508,397	—
Wrapper contracts	7,977	6,565

Total investments, at fair value	125,817,456	111,872,359

Interest and dividends receivable	493,341	392,308

Total assets	126,310,797	112,264,667

Liabilities
Investment advisory fees	29,636	25,387

Net assets available for benefits, at fair value	126,281,161	112,239,280

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,812,683	2,068,172

Net assets available for benefits	$128,093,844	$114,307,452

The net investment gain in the Stable Value Fund for the year ended December 31, 2006, was comprised of interest and dividends in the amount of $5,179,579.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Investments
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2006	2005

Mutual funds:
Fidelity Low-Priced Stock Fund	$324,443,235	$298,169,802
Vanguard Institutional Index Fund	$279,044,861	$259,453,265
Fidelity Contrafund®	$258,121,401	$214,493,744
Fidelity Growth Company Fund	$205,895,490	$201,092,692
American Funds® EuroPacific Growth Fund	$223,288,203	$169,861,907
Common collective trust fund:
EB Daily Liquidity Stock Index Fund	$294,881,790	*
Common stock:
Intel Corporation	$447,663,383	$613,888,717

*	Fair value did not exceed 5% of the Plan’s net assets available for benefits at year-end.
During 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Year Ended
December 31,
2006
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$135,725,875
Common collective trust funds	64,673,003
Intel common stock	(114,217,079)
Other common stock	1,208,685

Net realized and unrealized appreciation in fair value of investments	$87,390,484

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts
The Stable Value Fund holds investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates. Standish Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee.
The Traditional GICs crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for both the CDS GICs and the FMS GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The CDS GICs crediting rate and the FMS GICs crediting rate reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the book value of the contract and market value of the contract and therefore will be affected by interest rate and market changes. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.
Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following: a) employer initiated events which are within the control of the plan sponsor that would have a have a material and adverse impact on the fund; b) employer communications designed to induce participants to transfer from the fund; c) competing fund transfer or violation of equity wash or equivalent rules in place; and d) changes in qualification status of the employer or the plans participating in the fund. If one of these events should occur, market value will likely be used in determining the payouts to the participants.
In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentations by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
The FMS GICs and CDS GICs use wrapper contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Year Ended
	December 31,
	2006	2005

Earned by the Plan	4.57%	4.12%
Credited to participants	4.51%	4.02%
6. Party-In-Interest Transactions
Approximately 12% of the Plan’s investments are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made purchases of the company’s common stock of $43,292,654 and sales and distributions of $95,300,909.
7. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 75 participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Income Tax Status
The Plan has received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. To maintain its qualified status, the Plan is required to operate in conformity with the Code. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the qualified status of the Plan.
9. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$3,766,877,550
Less: Adjustment between fair value and contract value related to fully benefit responsive investment contracts held by the Stable Value Fund	(1,540,511)

Net assets available for benefits per the Form 5500	$3,765,337,039

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
10. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of net investment gain per the financial statements for the year ended December 31, 2006, to Form 5500:

Year Ended
December 31,
2006
Net investment gain from participation in Stable Value Fund per the financial statements	$4,454,907
Less: Adjustment between fair value and contract value related to fully benefit responsive investment contracts held by the Stable Value Fund	(1,540,511)

Net investment gain from master trust investment accounts per Form 5500	$2,914,396

Supplemental Schedule

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds:
	AIM Basic Value	57,371 shares	$2,147,389
	Allianz CCM Capital Appreciation Fund	192,208 shares	3,798,028
	Allianz CCM Mid Cap Fund	218,463 shares	5,634,170
	American Century Equity Income Fund	581,011 shares	4,990,886
	American Century Real Estate Fund	1,437,571 shares	43,687,770
	American Century Small Cap Value Fund	1,492,547 shares	14,567,256
	American Century Small Company Fund	2,588,887 shares	25,629,980
	American Century Ultra Fund	3,497,522 shares	96,111,902
	American Funds® EuroPacific Growth Fund	4,795,709 shares	223,288,203
	Blackrock Global Allocation Fund	563,704 shares	10,265,058
	Blackrock Global Small Cap Fund Inc	334,988 shares	8,729,788
	Brandywine Blue Fund, Inc.	862,600 shares	27,344,424
*	BSDT-Late Money Deposit Acct	867 shares	867
	Calvert Social Investment Bond Fund	366,487 shares	5,801,484
	Calvert Social Investment Equity Fund	67,234 shares	2,603,294
	Delaware Pooled International Equity Fund	1,217,420 shares	28,414,583
	Dodge & Cox Stock Fund	826,889 shares	126,894,401
	Evergreen International Bond Fund	552,986 shares	5,928,014
*	Fidelity Capital & Income Fund	7,062,229 shares	62,783,215
*	Fidelity Contrafund®	3,958,917 shares	258,121,401
*	Fidelity Growth Company Fund	2,953,600 shares	205,895,490
*	Fidelity Institutional Cash Portfolio	131,581,165 shares	131,581,165
*	Fidelity Low-Priced Stock Fund	7,451,613 shares	324,443,235
*	Fidelity Mid-Cap Stock Fund	951,929 shares	27,739,221
*	Fidelity Puritan Fund	3,706,193 shares	74,012,674

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds (continued):
*	Fidelity Small Cap Stock Fund	642,526 shares	$12,214,418
	Franklin Income Fund	4,015,754 shares	10,641,749
	Gabelli Gold	1,242,191 shares	31,029,926
	GMO Emerging Countries Fund	4,296,914 shares	70,297,518
	Goldman Sachs Mid Cap Value Fund	1,066,285 shares	41,489,134
	Goldman Sachs Small Cap Value Fund	173,538 shares	7,927,229
	Legg Mason Special Investment Trust	170,692 shares	8,176,155
	Legg Mason Value Trust Inc	215,449 shares	17,421,198
	Longleaf Partners Fund	352,336 shares	12,282,437
	Loomis Sayles Bond	1,929,015 shares	27,565,629
	Morgan Stanley Institutional Fund International Small Cap	978,403 shares	23,207,712
	Morgan Stanley Institutional Fund Trust Value Portfolio	181,286 shares	3,234,134
	Pennsylvania Mutual Fund	1,459,210 shares	16,883,060
	PIMCO Emerging Markets Bond Fund	1,291,374 shares	14,269,684
	PIMCO High Yield Fund	711,847 shares	7,040,168
	PIMCO Long-Term U.S. Government Fund	493,467 shares	5,235,686
	PIMCO Total Return Fund	7,326,612 shares	76,050,230
	T. Rowe Price Growth Stock Fund	253,765 shares	8,026,584
	TCW Galileo Select Equities Fund	78,638 shares	1,501,986
	TCW Galileo Value Opportunities Fund	177,420 shares	4,013,232
	Templeton Growth Fund	545,027 shares	13,996,295
	The Growth Fund of America	712,440 shares	23,410,777
	The Merger Fund	103,454 shares	1,615,949

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds (continued):
	Vanguard Convertible Securities Fund	305,531 shares	$4,167,442
	Vanguard Growth Index Fund	202,108 shares	6,016,750
	Vanguard Inflation-Protected Securities Fund	1,060,626 shares	10,001,707
	Vanguard Institutional Index Fund	2,153,290 shares	279,044,861
	Vanguard International Value Fund	1,630,478 shares	65,773,472
	Vanguard Long-Term Bond Index Fund	580,531 shares	6,693,524
	Vanguard Mid-Cap Index Fund	2,333,003 shares	46,263,452
	Vanguard Small-Cap Growth Index Fund	730,162 shares	13,391,163
	Vanguard Small-Cap Value Index Fund	614,010 shares	10,468,864
	Vanguard Strategic Equity Fund	715,538 shares	16,915,326
	Vanguard Windsor Fund	81,013 shares	5,095,724
	Vanguard-Intermediate-Term Treasury Fund	296,382 shares	3,189,075
	Washington Mutual Investors Fund	181,914 shares	6,339,719

	Total mutual funds		$2,631,305,867

	Common collective trust funds:
	Barclays Global Investors NASDAQ-100 Index® Fund	3,601,451 units	$25,246,169
	Barclays Global Investors Russell 1000 Value Fund	2,875,665 units	50,094,086
*	EB Daily Liquidity Aggregate Bond Index Fund	249,893 units	37,767,535
*	EB Daily Liquidity International Stock Index Fund	248,288 units	41,001,295
*	EB Daily Liquidity Small Cap Stock Index Fund	239,977 units	33,112,016
*	EB Daily Liquidity Stock Index Fund	934,744 units	294,881,790
	Lazard Emerging Markets Institutional Fund	1,404,410 units	17,007,410
*	Pooled Employee Funds Daily Liquidity Fund	273,640 units	273,640
	SSgA Active Emerging Markets Strategy Fund	1,331,641 units	16,069,173

	Total common collective trust funds		$515,453,114

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock:
*	Intel Corporation	22,106,834 shares	$447,663,383
	Acuity Brands Inc	1,100 shares	57,244
	Adesa Inc	1,586 shares	44,012
	Advance American Cash Advance Centers	1,900 shares	27,835
	AFC Enterprises Inc	800 shares	14,136
	Alabama National Bancorporation	200 shares	13,746
	Alexandria Real Estate	586 shares	58,834
	Alliance Imaging Inc	2,293 shares	15,248
	Ameristar Casinos Inc	1,300 shares	39,962
	Apogee Enterprises Inc	1,699 shares	32,808
	Aptargroup Inc	1,900 shares	112,176
	Atmi Inc	1,200 shares	36,636
	Banner Corp	600 shares	26,604
	Banta Corp	1,537 shares	55,947
	Bel Fuse Inc	1,075 shares	37,399
	Belden CDT Inc	1,550 shares	60,590
	Big 5 Sporting Goods Corp	800 shares	19,536
	Bio Rad Labs Inc	300 shares	24,756
	Bok Financial Corp	945 shares	51,956
	Borg Warner Inc	1,500 shares	88,530
	Cabot Corp	700 shares	30,499
	Cabot Oil & Gas Corp	700 shares	42,455
	Cambrex Corp	1,600 shares	36,352
	CEC Entertainment Inc	600 shares	24,150
	Central Pacific Financial Corp	933 shares	36,163

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Charming Shoppes Inc	8,850 shares	$119,741
	Checkpoint Systems Inc	2,400 shares	48,480
	Chicago Bridge & Iron	1,600 shares	43,744
	Chittenden Corp	593 shares	18,199
	Ciber Inc	6,300 shares	42,714
	Cimarex Energy Co	1,007 shares	36,756
	Claires Stores Inc	1,675 shares	55,510
	Clarcor Inc	3,150 shares	106,502
	Columbia Banking Systems Inc	800 shares	28,096
	Comstock Resources Inc	600 shares	18,636
	Comtech Telecommunications	738 shares	28,096
	Core Laboratories	377 shares	30,537
	Corn Products International Inc	745 shares	25,732
	Covance Inc	2,489 shares	146,627
	CSG Systems International Inc	1,200 shares	32,076
	CTS Corp	1,199 shares	18,824
	ECI Telecom Ltd	3,799 shares	32,899
	Education Reality Trust Inc	2,100 shares	31,017
	El Paso Electric Co	2,547 shares	62,070
	Endurance Specialty Holdings Ltd	1,600 shares	58,528
	Energen Corp	2,252 shares	105,709
	Energy East Corp	2,625 shares	65,100
	Entercom Communications Corp	4,575 shares	128,924
	Essex Property Trust	400 shares	51,700
	Fairchild Semiconductor International	6,925 shares	116,409

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Fei Company	1,500 shares	$39,555
	Ferro Corp	3,500 shares	72,415
	First Financial Bankshares Inc	400 shares	16,744
	First Indiana Corp	925 shares	23,458
	First Midwest Bancorp Inc	1,383 shares	53,494
	First Place Financial Corp	700 shares	16,443
	Forrester Resh Inc	1,200 shares	32,532
	4 Kids Entertainment Inc	1,200 shares	21,864
	Fuller H B Co	4,550 shares	117,481
	G & K Services Inc	750 shares	29,168
	General Cable Corp	4,086 shares	178,599
	General Communication Inc	4,725 shares	74,324
	Genesis Health Care Corp	700 shares	33,061
	Glacier Bancorp Inc	546 shares	13,344
	Global Imaging Systems Inc	1,156 shares	25,374
	Global Payments Inc	650 shares	30,095
	Graco Inc	2,050 shares	81,221
	Greatbatch Inc	711 shares	19,140
	Greif Inc	250 shares	29,600
	Griffon Corp	1,050 shares	26,775
	Group 1 Automotive Inc	727 shares	37,600
	Hanmi Financial Corp	1,300 shares	29,289
	Harsco Corp	2,775 shares	211,178
	Harte-Hanks Inc	5,675 shares	157,254
	Health Care Reit Inc	811 shares	34,889

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Home Properties Inc	1,607 shares	$95,247
	Houston Exploration Co	250 shares	12,945
	Hyperion Solutions Corp	1,800 shares	64,692
	Iberiabank Corp	550 shares	32,478
	Independent Bank Corp Massachusetts	500 shares	18,015
	Independent Bank Corp Michigan	540 shares	13,657
	Insight Enterprises Inc	1,925 shares	36,325
	Integrated Device Technology Inc	6,900 shares	106,812
	Inter-Tel Inc	1,517 shares	33,617
	Interactive Data Corp	3,900 shares	93,756
	IPC Holdings Ltd	2,966 shares	93,281
	Jack In The Box Inc	800 shares	48,832
	Journal Communications Inc	3,100 shares	39,091
	Kadant Inc	695 shares	16,944
	Kennametal Inc	1,350 shares	79,448
	Labor Ready Inc	1,041 shares	19,082
	Lakeland Financial Corp	600 shares	15,318
	Lance Inc	293 shares	5,883
	Landstar Systems Inc	770 shares	29,399
	Macatawa Bank Corp	672 shares	14,287
	MAF Bancorp Inc	300 shares	13,407
	Maximus Inc Com	875 shares	26,933
	MB Financial Inc	1,500 shares	56,415
	Mettler-Toledo International Inc	2,925 shares	230,636
	Minerals Technologies Inc	600 shares	35,274

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Molecular Devices Corp	4,566 shares	$96,206
	Molina Healthcare Inc	700 shares	22,757
	Moneygram International Inc	2,200 shares	68,992
	Moog Inc	1,688 shares	64,465
	Mueller Industries Inc	600 shares	19,020
	Noble International Ltd	1,000 shares	20,050
	Northwest Natural Gas Co	1,700 shares	72,148
	Nymagic Inc	500 shares	18,300
	Oceaneering International Inc	1,500 shares	59,550
	Old Dominion Freight Lines Inc	1,500 shares	36,105
	Oxford Industries Inc	1,600 shares	79,440
	Pacer International Inc Tennessee	1,495 shares	44,506
	Pacific Continental Corp	656 shares	12,648
	Parametric Technology Corp	2,700 shares	48,654
	Parkway Properties Inc	1,100 shares	56,111
	Perot Systems Corp	6,300 shares	103,257
	Philadelphia Consolidated Holding Corp	1,975 shares	88,006
	Platinum Underwriters Holdings	3,148 shares	97,399
	Preferred Bank Los Angeles California	300 shares	18,027
	Progress Software Corp	1,800 shares	50,274
	Prosperity Bancshares Inc	965 shares	33,302
	Ramco-Gershenson Properties Trust	1,300 shares	49,582
	Rayonier Inc	2,362 shares	96,960
	RC2 Corp	1,100 shares	48,400
	Readers Digest Association Inc	4,300 shares	71,810

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Ryder Systems Inc	350 shares	$17,871
	S Y Bancorp Inc	491 shares	13,748
	Scholastic Corp	450 shares	16,128
	Scotts Miracle-Gro Company	4,700 shares	242,754
	Seacoast Banking Corp Florida	500 shares	12,400
	Skechers U S A Inc	900 shares	29,979
	Skywest Inc	1,400 shares	35,714
	Smart & Final Inc	1,600 shares	30,240
	Southwest Bancorp Inc Oklahoma	631 shares	17,580
	St Mary Land & Exploration Co	1,100 shares	40,524
	Stancorp Financial Group Inc	1,650 shares	74,333
	Standex International Corp	2,952 shares	88,944
	Swift Energy Co	800 shares	35,848
	Sybase Inc	3,000 shares	74,100
	Sykes Enterprises Inc	3,575 shares	63,063
	Tanger Factory Outlet Center Inc	2,550 shares	99,654
	Taubman Centers Inc	900 shares	45,774
	Technitrol Inc	3,225 shares	77,045
	Tenneco Inc	1,111 shares	27,464
	Trustmark Corp	900 shares	29,439
	UCBH Holdings Inc	2,000 shares	35,120
	United Bankshares Inc West Virginia	1,400 shares	54,110
	United Fire & Casualty	800 shares	28,200
	United Stationers Inc	3,025 shares	141,236
	Universal Compression Holdings	1,000 shares	62,110

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	URS Corp	3,894 shares	$166,857
	Vectren Corp	4,425 shares	125,138
	Veritas DGC Inc	600 shares	51,378
	Viad Corp	2,250 shares	91,350
	Washington Group International Inc	2,245 shares	134,228
	Wausu Paper Corp	2,600 shares	38,974
	Werner Enterprises Inc	4,033 shares	70,497
	West Coast Bancorp Oregon	700 shares	24,248
	Westamerica Bancorporation	400 shares	20,252
	WSFS Financial Corp	400 shares	26,772
	Zale Corp	2,850 shares	80,399

	Total common stock		$456,339,694

		Interest at 4.75% – 11.50%,
*	Participant Loans	maturing through 2030	$52,495,861

	Total investments		$3,655,594,536

Column (d) cost has been omitted as investments are participant-directed.

* Indicates a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full Title of the Plan)

Date: June 18, 2007	By:	/s/ Andy D. Bryant

Andy D. Bryant
Executive Vice President,
Chief Financial and
Enterprise Services Officer and Principal Accounting Officer